UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

China Customer Relations Centers, Inc. (the “Company”) is filing this Form 6-K as a condition to seeking relief provided by the Securities and Exchange Commission (the “SEC”) Order under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act, as set forth in SEC Release No. 34-88318 (the “Order”). By filing this Current Report on Form 6-K, the Company is relying on the Order to receive an additional 45 days to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “20-F”) due to the circumstances related to COVID-19.

The Company conducts its business operations throughout China, with its headquarters located in Taian City. In accordance with the epidemic control measures imposed by the local governments related to COVID-19 since February 2020, the Company’s facilities, along with many other business entities in China, remained closed or had limited business operations after the Chinese New Year holiday (January 24-February 2, 2020). Further, COVID-19 has caused severe disruptions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors. In particular, the Company’s headquarters in Taian City, where the management of the Company is located, did not resume normal operations until late March. This has, in turn, delayed the Company’s ability to complete its audit and prepare the 20-F. Notwithstanding the foregoing, the Company expects to file the 20-F no later than June 14, 2020 (which is 45 days from the 20-F’s original filing deadline of April 30, 2020).

The Company acted in accordance with local government policies, and issued stringent rules on employee health and virus protection to ensure the health of its employees, while trying to sustain productivity during the pandemic. Further, the Company believes it has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak related to the annual audit and filing of the 20-F. To the best of the Company’s knowledge, despite the challenge of the slow recovery to normal operations under various restrictions, the Company believes that it will be able to complete the annual audit and file the 20-F within the additional 45 days granted by the Order on or before June 14, 2020.

The Company supplements the following risk factor due to the uncertainty of the COVID-19 outbreak:

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operations may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Also, our business operations could be disrupted by health epidemics, such as the COVID-19, which broke out in January 2020. A prolonged outbreak of such illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. In addition, our results of operations could be adversely affected to the extent that any natural disaster or health epidemic harms the Chinese economy in general.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Dated: April 27, 2020

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